Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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December 28, 2006

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Rand Acquisition Corp. II
Registration Statement on Form S-1
Filed November 6, 2006
File No. 333-138452

Dear Mr. Reynolds:

On behalf of Rand Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated December 8, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to John Krug.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.
We note your disclosure on the prospectus cover page to the effect that Messrs. Levy, Levy and Kiel have already committed to purchase from the company the insider warrants. In light of this disclosure, it would appear that at investment decision has already been made with respect to the insider warrants and the offer and sale of such warrants may not be registered on this registration statement. Please provide the staff with a legal analysis as to the compliance of the offer and sale of the insider warrants with Section 5 of the Securities Act of 1933, as amended. We may have further comment.

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

The Company is not registering the issuance of the insider warrants to the purchasers. Instead, the Company is registering the resale of the insider warrants and underlying shares of common stock. For the Staff’s convenience, we have set forth below the pertinent portion of the Calculation of Registration Fee table as originally filed. The purchasers of the insider warrants may use the Registration Statement to transfer the insider warrants at any time after completion by the Company of a business combination (reflected in line item A below). If the purchasers use the Registration Statement to transfer the insider warrants prior to exercising such warrants, the Company must register the initial issuance of the shares underlying such warrants so that the transferees may receive unrestricted registered shares (which it has done as reflected in line item B below). However, if the purchasers exercise the insider warrants prior to transferring such warrants, the Company must register the resale of the shares underlying the insider warrants so that the purchasers may be able transfer such shares (which it has done as reflected in line item C below).

A	Warrants issued to insiders (“Insider Warrants”)	1,500,000 Warrants	$1.00	$1,500,000	$160.50
B	Shares of Common Stock underlying the Insider Warrants to the extent such Insider Warrants are subsequently transferred prior to exercise(4)	1,500,000 Shares	$5.00	$7,500,000	$802.50
C	Shares of Common Stock underlying the Insider Warrants to the extent such Insider Warrants are subsequently exercised by the Insiders(4)	1,500,000 Shares	-------	-------	-------(5)

As described in the Registration Statement, the insider warrants are being purchased on a private placement basis simultaneously with the consummation of this offering. Although the closing of that private placement is contemporaneous with the closing of the offering, the investment decision was made, and the commitment to purchase the insider warrants was undertaken, before the initial filing of the Registration Statement.

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

We refer the Staff to the last paragraph of telephone interpretation “3S. Sections 5 and 4(2); Rule 416; Form S-3; S-K Items 507 and 508” from the SEC’s March 1999 supplement, which states the SEC’s view as to what constitutes a completed private placement. Specifically:

“the [Staff] will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date…. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The fact pattern here is very similar. The investors are irrevocably bound to purchase a set number of securities for a set purchase price. There are no conditions to closing the private placement that are within the investors’ control - the only condition to closing is the closing of the public offering. Following the effectiveness of the Registration Statement, the private placement, as well as the public offering, will be consummated. We refer the Staff to similar disclosure contained in the Registration Statement on Form S-1 for Rhapsody Acquisition Corp. (SEC File No. 333-134694) and Pantheon China Acquisition Corp. (SEC File No. 333-136590) which contains similar disclosure. Accordingly, we believe the insider warrants and underlying securities are properly included for resale on the Registration Statement.

2.
We note the disclose throughout your a registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please confirm, if true, that it is the company’s understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.

We currently indicate in the Registration Statement under the caption “Stockholders must approve business combination” in the Prospectus Summary and under the caption “Conversion rights” in the Proposed Business section that the Company can structure a business combination that would require the Company to pay the owners of the target business substantially all of the cash the Company has in the trust account as part of the purchase price for the business. The

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

Company can also negotiate a business combination with a target business which insists on having, as a condition of closing, access to almost all of the cash in the Company’s trust account for working capital to operate the business. With either of these two structures, the Company would have to lower the maximum conversion percentage (19.99%) in order to insure that there was sufficient cash available at the closing of the transaction. If the maximum conversion percentage was lowered, the Company would not be able to consummate such a business combination even if stockholders owning substantially less than 20% of the shares sold in the offering exercise their conversion rights. Accordingly, although the Company will never proceed with a business combination if public stockholders owning 20% or more of the shares sold in this offering exercise their conversion rights, it is possible the Company will not be able to proceed with a business combination if public stockholders owning a significantly lesser amount exercise their conversion rights.

3.
We note your disclosure that several members of management and/or advisors to the company have held or currently hold similar positions in other blank check companies. The staff believes that additional disclosure is required about these relationships and accordingly requests that you disclose: (1) for each blank check company with which management and/or your advisors has had (or currently has) a relationship: (a) disclose the initial Unit offering price; (b) the subsequent trading range, including the high-low price of the Units; (c) the Unit price as of the most recent practicable date, such date to be consistent across all companies; (d) the market value of management’s investment in such entity; (e) the ticker symbol of the company; (f) state how management will go about resolving conflicts of interest between these entities with respect to the presentation of corporate opportunities; (2) for each blank check company that has entered into a merger agreement, in addition to the foregoing, disclose: (a) with whom the company entered into an agreement; (b) summarize the key terms of the merger agreement, including the consideration paid; (c) the percentage of shares voted in favor of the business combination, excluding management shares; (d) the percentage of shares which elected to redeem their securities; (e) whether management has been employed by the company following the business combination, including a discussion of the material terms of such agreement; (3) whether any entity has terminated without finding a business combination and, if so, the percentage of investor funds returned relative to the amount initially invested. If the presentation would be improved, the staff would not object to the disclosure of the foregoing in an appropriate tabular format.

We have revised the disclosure in the Registration Statement to include the above-requested information to the extent applicable and not previously included in the disclosure.

4.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a telephone call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

5.
Please tell us the factors you considered in determining to value this offering at $48,000,000. What factors did you consider when determining that you might need $44,640,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff that the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company’s corporate existence was established in August 2006 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Rand Acquisition Corp. II. In view of management’s apparent experience effecting acquisitions, the precise nature of their knowledge about the ability to effect a combination with a company whose market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

The Company and the underwriters agreed to value the offering at $48,000,000 based on the previous transactional experience of the principals of the Company, as well as the underwriters’ evaluation of overall market conditions for similar transactions as the proposed offering, including their ability to solicit investors for an offering of this size.

Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, the disclosure in the Registration Statement currently indicates that the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The Company’s management does not have any knowledge as to the Company’s ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company’s net assets. Accordingly, as set forth on page __ of the prospectus under the section titled “Proposed business - Effecting a business combination - We have not identified a target business,” we indicate that the Company cannot be certain that it will be able to locate a target business or that it will be able to engage in a business combination with a target business on favorable terms.

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

6.
We note the structure of this offering and it similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, please identify for us supplementally the name of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act form the companies filed upon; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Kindly reference Schedule A annexed hereto and made part hereof for a full list of other recent blank check offerings underwritten on a firm commitment basis as of the date hereof in which an officer, director, affiliate, underwriter or attorney for the Company has participated or is participating.

7.	Please address supplementally the applicability of Regulation M in the context of warrant repurchase agreements contained in the registration statement.

There are no warrant repurchase agreements contained in this offering. Accordingly, we respectfully believe this comment is inapplicable.

8.	Prior to effectiveness, please provide an update with respect to those states in which the offering will be conducted.

We hereby confirm that prior to the effectiveness of the Registration Statement, we will update the Staff with respect to those states in which the offering will be conducted.

Prospectus summary, page 1

9.	Please state whether the company will only consider entering into a business combination with U.S. companies.

While it is the Company’s current intention to consummate a business combination with a target business in the United States, the Company is not restricted from consummating a business combination with a target business in any geographic location. We have revised the disclosure in the Registration Statement to reflect the foregoing.

10.
We note the businesses you acquire must have a fair market value at least equal to 80% of your net assets at the time of the business combination. Please expand the discussion to clarify whether there is any minimum ownership requirement for your company’s shareholders in the combined company at the time of the combination, i.e. what percent of the combined company will your shareholders own. How does the fair market valuations of the respective entities effect the relative percentage ownership subsequent to combination?

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

We have revised the disclosure in the Registration Statement to clarify that there is no minimum ownership requirement for the Company’s shareholders in the combined company at the time of the business combination. We have also revised the disclosure in the Registration Statement to indicate that there are no limitations on the incurrence of debt or issuance of stock for acquisition purposes. Accordingly, so long as stockholders approve a specific business combination, the Company may incur any amount of debt and/or issue any amount of stock in order to make up the purchase price necessary to complete a business combination. With respect to how the fair market valuations of the entities acquired effect the relative percentage ownership subsequent to a business combination, we supplementally advise the Staff that such percentages will be determined by the specific terms of any specific business combination.

11.
We note your disclosure referencing the possibility that the company may raise additional funds to consummate a business combination through the issuance of additional equity or debt securities. Please discuss whether this is considered by the company to be a likely occurrence and, if so, how such expectation relates to the company’s determination to raise $48,000,000 in this offering. In this regard, we note the financing required in connection with the acquisition of Lower Lakes Towing Ltd. by Rand Acquisition Corp. We may have further comment.

The Company does not presently intend to raise additional funds to consummate a business combination through the issuance of additional equity or debt securities. We have revised the disclosure in the Registration Statement to indicate the foregoing.

Redemption, page 3

12.	Please expand the discussion to explain the “negative price pressure” referred to in the third paragraph of this section and how a cashless exercise could avoid such “negative price pressure.”

After reviewing the disclosure, we have determined that there is no conflict of interest that exists and therefore have removed the above-referenced disclosure from the Registration Statement.

Offering proceeds to be held in trust, page 4

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

13.
Please clarify the amount of time the funds may be held in trust. In this regard, there does not appear to be a succinct statement concerning the period in which the business combination must be completed.

We have revised the disclosure in the Prospectus Summary under the caption “Offering proceeds to be held in trust” to clarify how long the funds may be held in trust.

Certificate of Incorporation, page 4

14.
Tell us why the date for termination of your corporate existence has not been inserted and is not specified in your articles of incorporation. In addition, please clarify how the absence of such information complies with the specified date required by Section 102(b)(5). In addition, please provide support for the statement that the limitation of corporate existence, which is absent here, removes the necessity of complying with Section 275.

The Company’s corporate existence will terminate twenty four months from the date of the prospectus forming a part of the Registration Statement. The Company will not know this exact date until the Registration Statement has been cleared of all comments and is declared effective by the Securities and Exchange Commission. Immediately prior to the time that the Registration Statement is declared effective, the Company will file an amended and restated certificate of incorporation with the State of Delaware with this date filled in, as required by Section 102(b)(5) of the Delaware General Corporation Law (“DGCL”). Furthermore, such date will be included in the final prospectus filed by the Company pursuant to Rule 424 promulgated under the Securities Act of 1933, as amended. As this date is currently unknown, we filed the form of amended and restated certificate of incorporation as an exhibit to the Registration Statement with the date left blank. However, the Company will comply in all respects with Section 102(b)(5) of the DGCL. Based on the foregoing and since the Company’s corporate existence will be limited, we state on page __ of the Prospectus Summary:

“If [the Company has] not completed a business combination by such date, [the Company’s] corporate existence will cease except for the purposes of winding up [its] affairs and liquidating, pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if [the Company’s] board of directors and stockholders had formally voted to approve [its] dissolution pursuant to Section 275 of the Delaware General Corporation Law. Accordingly, limiting [the Company’s] corporate existence to a specified date as permitted by Section 102(b)(5) of the Delaware General Corporation Law removes the necessity to comply with the formal procedures set forth in Section 275 (which would have required [the Company’s] board of directors and stockholders to formally vote to approve [its] dissolution and liquidation and to have filed a certificate of dissolution with the Delaware Secretary of State).”

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

Accordingly, the Company will not be required to comply with Section 275 of the DGCL.

15.
For what period of time may your corporate existence be extended to consummate a business combination? In addition, please reconcile such possible extension of your corporate existence with your discussion relative to a date certain to meet the requirements of Section 102(b)(5).

The Company’s corporate existence may not be extended to consummate a business combination. We currently indicate in the Prospectus Summary under the caption “Certificate of Incorporation” that the Company will not take any action to amend or waive the provision terminating the Company’s corporate life to allow the Company to survive for a longer period of time except in connection with the consummation of a business combination. Furthermore, the Company’s form of amended and restated certificate of incorporation indicates that such provision may only be amended in connection with, and become effective upon, the consummation of a business combination. Accordingly, we respectfully do not believe there is any reconciliation necessary.

Conversion rights for stockholders voting to reject a business combination, page 6

16.
Please clarify whether and the extent to which shareholders who elect to convert their stock and retain the warrants may benefit by retaining an ownership interest at a lower cost, approximately $5.31 per share.

We have revised the disclosure in the Registration Statement accordingly.

Risk factors - General, page 9-18

17.	If applicable, please include risk factors that address the risks of acquiring a foreign company including exchange controls, currency risks, and withholding tax issues.

We have included the above referenced risks as requested.

18.	Please include a discussion of the specific risks you may experience as a result of multiple simultaneous business combinations.

We currently state in the section captioned “Proposed Business - Lack of business diversification”:

“If [the Company determines] to simultaneously acquire several businesses and such businesses are owned by different sellers, [the Company] will need for each of such sellers to agree that [the Company’s] purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

difficult for [the Company], and delay [the Company’s] ability, to complete the business combination. With multiple business combinations, [the Company] could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business.”

We originally included some of these risks in the risk factor titled “After our business combination, we will be solely dependent on a single business and a limited number of products or services.” We have revised this risk factor to include all of these risks. We respectfully believe, however, that more detailed risks are not necessary for this prospectus and would be more appropriately included in the proxy statement relating to any specific business combination in which multiple simultaneous business combinations are contemplated.

19.
Please provide a risk factor to discuss the company’s ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not excisable, thus the warrant holder may be unable to exercise the warrant when desired. Therefore the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

As indicated in Section 6.1 of the warrant agreement filed as Exhibit 4.5 to the Registration Statement, the warrants may be redeemed only when the warrants are exercisable. Furthermore, as indicated in the Registration Statement, the warrants are only exercisable if a registration statement relating to the shares of common stock issuable upon exercise of the warrants is effective and current. Accordingly, there is no time that the Company could redeem the warrants while a prospectus is not current and the warrants are not exercisable. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

If third parties bring claims against us…page 10

20.
Please expand the discussion to clarify whether possible indemnification by your officers, directors or shareholders is severable, pro rata, or otherwise and the extent to which such indemnification may be limited, e.g. to vendors only, dollar limitations, etc.

The prospectus states that if the Company liquidates prior to completing a business combination, the Company’s initial stockholders:

“have agreed that they will be liable to ensure that the proceeds held in trust are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by [the Company] for services rendered or contracted for or products sold to [the Company].”

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

Accordingly, the limitations on the indemnification obligations are clearly set forth. There are no limitations with respect to the dollar amount of any claims. We have revised the disclosure to indicate that the indemnification by the Company’s initial stockholders is pro rata based on their respective ownership interest in the Company.

Use of proceeds, page 19

21.	Please add a line in the use of proceeds table reflecting the total of the noted offering expenses.

We have revised the disclosure in the “Use of Proceeds” section as requested.

22.
In the use of proceeds not held in trust section we note $250,000 allocated for “legal, accounting and other third party expenses attendant to the due diligence investigation.” We also note another line item for $50,000 for due diligence by officers, directors, and existing shareholders. There is also a line item for $120,000 for working capital for miscellaneous expenses. Please explain why there are two line items for due diligence and another line item for what may be similar expenses.

The line item of $250,000 is allocated to expenses that may be incurred and paid to third parties providing services to the Company as indicated by the reference to third parties. The line item of $50,000 is allocated to expenses that may be incurred directly by the Company’s officers, directors and existing stockholders. The final line item of $120,000 is for working capital to cover any miscellaneous expenses such as taxes and general corporate purposes. Accordingly, we respectfully believe no revision to the disclosure in the Registration Statement is necessary.

23.	Please explain which line items represent the funds that may be allocated to officers, directors and stockholders for reimbursement of their out of pocket expenses.

We wish to advise the Staff that the proceeds set forth in each of the line items may be used to reimburse the Company’s officers, directors and stockholders for valid expenses that they may incur on the Company’s behalf. For instance, the Company may engage a third party to perform due diligence on a target business and a director may advance an initial retainer fee to such third party on behalf of the Company. This would be a valid expense that would be reimbursable to the director and would fit into the line item referencing payments to third parties. Alternatively, such director could personally expend money in connection with his due diligence of a particular target business, for such things as airfare and travel expenses, hotel charges and other similar items. This would also be a valid expense that would be reimbursable to the director from the Company and would fit into the line item referencing due diligence to be performed by the officers, directors and stockholders of the Company. Accordingly, it is impossible to limit such reimbursement expenses to any particular line item. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

24.
Please clearly indicate which line item represents the amounts allocated to pay fees to market research firms or third party consultants to assist in the company’s search for a target business and whether these fees include due diligence.

The line item of $250,000 indicated above represents fees that may be paid to any third party in connection with the Company’s search for target businesses as well as the due diligence investigation, structuring and negotiation of a business combination. We have revised the line item and disclosure in the Registration Statement to clarify the foregoing.

25.	Please indicate whether any of the disbursements to officers, directors or shareholders will be for their payments to third parties for the third parties performance of due diligence.

We respectfully refer the Staff to our response to comment 23 above.

26.
Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder’s fees and expenses that may be in addition to the expenses paid from the net proceeds not held in trust.

We currently indicate in the sections titled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that:

“to the extent that [the Company’s] capital stock is used in whole or in part as consideration to effect a business combination, the remaining proceeds held in the trust account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which [the Company] had incurred prior to the completion of [its] business combination if the funds available to [the Company] outside of the trust fund were insufficient to cover such expenses.” (emphasis added)

Accordingly, we respectfully do not believe that any revision to the disclosure in the Registration Statement is required in response to this comment.

Sources of target businesses, page 27

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

27.
We note that unaffiliated sources will inform you of potential target businesses and that such information will either be solicited or unsolicited. Please expand the discussion to describe how you will solicit proposals and how unsolicited parties would became aware of your search.

We currently indicate in the section titled “Proposed business - Sources of target businesses” that:

“[t]arget businesses may be brought to [the Company’s] attention by such unaffiliated sources as a result of being solicited by [the Company] through calls or mailings. These sources may also introduce [the Company] to target businesses they think [the Company] may be interested in on an unsolicited basis, since many of these sources will have read [the Company’s] prospectus and know what types of businesses [the Company] is targeting.” (emphasis added)

Accordingly, we respectfully do not believe that any revision to the disclosure in the Registration Statement is required in response to this comment.

Selection of a target business and structuring of a business combination, page 27

28.
We note you will not limit your evaluation simply to companies within your sector focus. Please expand the discussion to explain how management will carry out the search evaluation of a company that may not be in its area of expertise. Clarify whether management will be required to seek assistance in the evaluation of such company and, if so, how the company will go about determining who will assist in such an evaluation.

We have revised the disclosure to indicate that if the Company becomes aware of a potential business combination outside of its intended areas of focus, the Company intends to retain consultants and advisors with experience in such industries to assist in the evaluation of such business combination and in the Company’s determination of whether or not to proceed with such a business combination, although the Company is not required to do so and may determine that its management is able to make its own determinations based on its collective business experience.

29.
We note the statement in the first sentence of this section that you “will have virtually unrestricted flexibility in identifying and selecting a prospective target business.” Other than the requirement for at least fair market valuation of 80% of your net assets, please clarify what, if any, other restrictions are applicable.

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

We have revised the disclosure in the Registration Statement to indicate that there are no other restrictions applicable to the Company’s flexibility in identifying and selecting a prospective target business.

Lack of business diversification, page 28

30.
In light of the requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, please add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

We currently state in the section captioned “Proposed Business - Lack of business diversification” that:

“[The Company’s] business combination must be with a target business or businesses which satisfies the minimum valuation standard.” (emphasis added)

Accordingly, the Company could simultaneously acquire two companies that collectively satisfy such valuation standard. We have clarified the foregoing in the Registration Statement. With respect to the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time, we currently state in the same section:

“If [the Company determines] to simultaneously acquire several businesses and such businesses are owned by different sellers, [the Company] will need for each of such sellers to agree that [the Company’s] purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for [the Company], and delay [the Company’s] ability, to complete the business combination. With multiple business combinations, [the Company] could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business.”

We respectfully believe that more detailed risks are not necessary for this prospectus but would be more appropriately included in the proxy statement relating to any specific business combination in which multiple simultaneous business combinations are contemplated. Accordingly, we have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment.

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

Liquidation if no business combination, page 30

31.
Provide a discussion of the legal basis for the statement in the second full paragraph on page 31 that creditors of the company “could” have claims with a higher priority to those of the Public Stockholders and provide examples of instances in which shareholders claims would take priority over the claims of creditors. We may have further comment.

Creditors with bona fide claims (i.e., valid claims with merit) would have a higher priority than the public stockholders. Accordingly, we have clarified the disclosure in this section to indicate that claims by bona fide creditors would take priority over the claims of public stockholders, absent a legally enforceable waiver or valid defense against such claim. We currently indicate that such claims could include claims from vendors and service providers that have assisted the Company in connection with its search for a target business, as well as target businesses themselves.

32.
Provide the basis for the statements in the last full paragraph on page 31 that the ability of creditors to make claims against the company is “limited” and that such creditor claims “should not have a significant impact” on distributions to the shareholders, in light of the fact that as of this date, no waivers have been executed by any service providers or vendors and the indemnification to be provided by certain affiliates of the company are significantly limited in scope and nature. We may have further comment.

The above referenced statements are based on management’s belief, after taking into account the Company’s obligation to receive the waiver agreements. The waiver agreements are only necessary after the Registration Statement has been declared effective and the trust account has actually been formed - all of the Company’s expenses from its vendors through that time are paid with the proceeds of this offering. The indemnification provided by the Company’s initial stockholders is for all claims by target businesses or vendors or other entities owed money by the Company for services rendered or contracted for or products sold to it, and is not significantly limited in scope or nature. Notwithstanding the foregoing, we currently indicate in the disclosure that the Company cannot assure investors of this fact, as vendors, service providers and prospective target businesses may not execute such agreements and even if they did, a court might not find them enforceable, and, as a result, there is no guarantee that the per share distribution price will not be reduced. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

Involvement of principals in blank check companies, page 37

33.
Please expand the discussion to indicate the percentage ownership of former Rand Acquisition shareholders in the combined company. In addition, please expand the discussion to indicate the extent to which consideration and/or funding in addition to the funds held in trust were required to complete the acquisition.

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

We have revised the disclosure in the Registration Statement as requested.

Financial statements
General

34.	Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

We have included a currently dated consent with Amendment No. 1 and will consider the updating requirements of Rule 3-12 of Regulation S-X.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Laurence S. Levy
David M. Nussbaum
Steven Levine
W. Mark Young, Esq.

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

Schedule A

The following is a list of blank check offerings in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved:

Name of Company	Form S-1 File Number	Date of Effectiveness	Status of Offering	Initial Amount in Escrow (excluding over-allotment option)
Millstream Acquisition Corporation	333-105388	August 25, 2003	Consummated Business Combination	N/A
CEA Acquisition Corporation	333-110365	February 12, 2004	Consummated Business Combination	N/A
Great Wall Acquisition Corporation	333-110906	March 17, 2004	Seeking Shareholder Approval of Business Combination	$23,364,404
Chardan China Acquisition Corp.	333-111970	March 16, 2004	Consummated Business Combination	N/A
Tremisis Energy Acquisition Corporation	333-113583	May 12, 2004	Consummated Business Combination	N/A
Arpeggio Acquisition Corporation	333-114816	June 24, 2004	Consummated Business Combination	N/A
Trinity Partners Acquisition Company Inc.	333-115319	July 29, 2004	Consummated Business Combination	N/A
Rand Acquisition Corporation	333-117051	October 27, 2004	Consummated Business Combination	N/A
China Unistone Acquisition Corporation	333-117639	November 18, 2004	Consummated Business Combination	N/A
International Shipping Enterprises, Inc.	333-119719	December 10, 2004	Consummated Business Combination	N/A
Millstream II Acquisition Corporation	333-119937	December 17, 2004	Seeking Shareholder Approval of Business Combination	$23,736,000
Aldabra Acquisition Corporation	333-121610	February 17, 2005	Seeking Shareholder Approval of Business Combination	$49,336,000
Ardent Acquisition Corporation	333-121028	February 24, 2005	Seeking Shareholder Approval of Business Combination	$36,222,000
Mercator Partners Acquisition Corp.	333-122303	April 11, 2005	Consummated Business Combination	N/A
Terra Nova Acquisition Corporation	333-122439	April 18, 2005	Seeking Shareholder Approval of Business Combination	$24,816,000
International Metal Enterprises, Inc.	333-122967	N/A	Currently in Registration	N/A
KBL Healthcare Acquisition Corp. II	333-122988	April 21, 2005	Seeking Shareholder Approval of Business Combination	$42,400,000

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

Juniper Partners Acquisition Corp.	333-123050	July 13, 2005	Seeking Shareholder Approval of Business Combination	$14,518,750
TAC Acquisition Corp.	333-123382	June 28, 2005	Seeking Shareholder Approval of Business Combination	$109,900,000
Israel Technology Acquisition Corp.	333-123331	July 12, 2005	Seeking Shareholder Approval of Business Combination	$31,200,000
Ad.Venture Partners, Inc.	333-124141	August 25, 2005	Searching for Acquisition Candidate	$50,380,000
Courtside Acquisition Corp.	333-124380	June 30, 2005	Searching for Acquisition Candidate	$73,764,000
Ithaka Acquisition Corp.	333-124521	August 17, 2005	Seeking Shareholder Approval of Business Combination	$46,972,032
Chardan North China Acquisition Corporation	333-125016	August 2, 2005	Seeking Shareholder Approval of Business Combination	$29,835,000
Chardan South China Acquisition Corporation	333-125018	August 2, 2005	Searching for Acquisition Candidate	$29,835,000
Stone Arcade Acquisition Corporation	333-124601	August 15, 2005	Seeking Shareholder Approval of Business Combination	$110,854,000
Coconut Palm Acquisition Corp.	333-125105	September 8, 2005	Seeking Shareholder Approval of Business Combination	$62,620,000
Manhattan Maritime Enterprises, Inc.	333-126346	N/A	Currently in Registration	N/A
QuadraPoint Acquisition Corp.	333-126652	N/A	Currently in Registration	N/A
Jaguar Acquisition Corporation	333-127135	April 5, 2006	Searching for Acquisition Candidate	$21,815,000
Paramount Acquisition Corp.	333-127149	October 21, 2005	Seeking Shareholder Approval of Business Combination	$45,050,000
Star Maritime Acquisition Corp.	333-125662	December 15, 2005	Searching for Acquisition Candidate	$188,675,000
Highbury Financial Inc.	333-127272	January 25, 2006	Consummated Business Combination	N/A
Global Logistics Acquisition Corp.	333-128591	February 15, 2006	Searching for Acquisition Candidate	$76,800,000
Ascend Acquisition Corp.	333-131529	May 11, 2006	Searching for Acquisition Candidate	$33,488,002
Global Services Partners Acquisition Corp.	333-128350	April 18, 2006	Searching for Acquisition Candidate	$26,260,000
Israel Growth Partners Acquisition Corp.	333-128355	July 11, 2006	Searching for Acquisition Candidate	$46,460,000
Endeavor Acquisition Corp.	333-128440	December 15, 2005	Searching for Acquisition Candidate	$112,190,000

Mr. John Reynolds
Securities and Exchange Commission
December 28, 2006

Fortissimo Acquisition Corp.	333-131417	October 11, 2006	Searching for Acquisition Candidate	$23,160,000
Rhapsody Acquisition Corp.	333-134694	October 3, 2006	Searching for Acquisition Candidate	$34,150,000
Pantheon China Acquisition Corp.	333-136590	December 14, 2006	Searching for Acquisition Candidate	32,747,500.40
China Fortune Acquisition Corp.	333-137797	N/A	Currently in Registration	N/A
China Opportunity Acquisition Corp.	333-137716	N/A	Currently in Registration	N/A
Alyst Acquisition Corp.	333-138699	N/A	Currently in Registration	N/A
Geneva Acquisition Corp.	333-135419	N/A	Currently in Registration	N/A
Renaissance Acquisition Corp.	333-134444	N/A	Currently in Registration	N/A
Taliera Acquisition Corp.	333-136097	N/A	Currently in Registration	N/A
Stoneleigh Partners Acquisition Corp.	333-133235	N/A	Currently in Registration	N/A
East India Company Acquisition Corp.	333-134968	N/A	Currently in Registration	N/A
Columbus Acquisition Corp.	333-138890	N/A	Currently in Registration	N/A